

13001062

PE 1/22/2013



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 20 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 3/20/13

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Amazon.com, Inc.
Incoming letter dated January 22, 2013

Dear Mr. Mueller:

This is in response to your letter dated January 22, 2013 concerning the shareholder proposal submitted to Amazon.com by James McRitchie and Myra Young. We also have received a letter on behalf of the proponents dated January 28, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mark Latham
VoterMedia.org
mark@votermedia.org

March 20, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated January 22, 2013

The proposal requests that the board of directors hold a competition for giving public advice on the voting items in the proxy filing for Amazon.com's 2014 annual shareholders meeting in the manner described in the proposal.

There appears to be some basis for your view that Amazon.com may exclude the proposal under rule 14a-8(i)(7), as relating to Amazon.com's ordinary business operations. In our view, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate. Accordingly, we will not recommend enforcement action to the Commission if Amazon.com omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Amazon.com relies.

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

VoterMedia.org
Media for voters, funded by voters

January 28, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email address: shareholderproposals@sec.gov

Re: Shareowner Proposal of James McRitchie & Myra Young to Amazon.com, Inc.

Dear Sir or Madam:

I am writing in response to the January 22, 2013 letter (the "Amazon Letter") submitted to the Commission by Mr. John Sullivan on behalf of Amazon.com, Inc. ("Amazon" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2013 annual meeting, a shareowner proposal (the "Proposal") submitted to Amazon by me on behalf of James McRitchie and Myra Young. The Proposal requests the Amazon Board to hold a competition (the "Competition") for giving advice on the voting items in the 2014 Amazon proxy.

The Amazon Letter cites Rules 14a-8(i)(7) ('ordinary business') and 14a-8(i)(8) ('relates to director elections') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(7) -- 'ordinary business'

Regarding the claim that the Proposal is too specific: Proposals need to be specific enough so as not to be vague. Also, it is important to specify the Competiton's structure, because the interests of the Company's Board and management differ from the interests of the Company's shareowners. The Competition aims to make the Board and management more accountable to shareowners. Management could undermine the Competition's effectiveness by choosing dates too early or too late, or dollar amounts too high or too low. For similar reasons, securities laws (e.g. deadlines and contents of proxy filings) are likewise quite specific.

Regarding the claim that the Proposal doesn't provide adequate support for the view that it would be effective: We think the proposal stands on its own logic. However, there is plenty of support at http://votermedia.org/publications, a web page that is referenced in the Proposal. The Proposal is limited to 500 words.

Regarding the claim that shareholders are not in a position to make an informed judgment on the matters of the Proposal:

(a) The Proposal would provide another way of paying for proxy advisors. The proxy advisory business is well known and established. Most shares are voted by people who use proxy advisors. They have considerable knowledge of the costs and benefits of such services, and of the relative lack of competition among advisors.

(b) Choosing proxy advisors is easier than voting in director elections, because there are fewer proxy advisors in the USA than director candidates. Each proxy advisor serves many more firms than each director, so it is easier for the market to assess advisors' reputations accurately than to assess director reputations accurately. Shareowners vote in director elections, so that is not considered too complex for them to make an informed judgment. Therefore voting to choose proxy advisors (and on a proposal to do so) is not too complex for shareowners to make an informed judgment.

Rule 14a-8(i)(8) – 'relates to director elections'

As the Amazon Letter correctly states, Rule 14a-8(i)(8) as amended in 2010 provides for excluding a shareowner proposal if it "[o]therwise could affect the outcome of the upcoming election of directors." Amazon's upcoming election of directors will be in 2013, conducted via Amazon's 2013 proxy. The Proposal would not pay for proxy voting advice regarding Amazon's 2013 proxy, so it would not affect the outcome of the upcoming election of directors. Thus the Proposal cannot be excluded on the basis of Rule 14a-8(i)(8)(v).

Even in Amazon's subsequent election of directors in 2014 (an election which Rule 14a-8(i)(8) does not mention), the Proposal would not change the process of the election. It is merely another way of paying for proxy advice, a practice that is already pervasive in the proxy voting system.

Conclusion

Based on the foregoing, I respectfully request that the Commission staff not concur with the views expressed in the Amazon Letter regarding exclusion of the Proposal from the Amazon proxy statement. Please feel free to contact me at (604) 806-0652 with any questions, and direct responses to me via email to mark@votermedia.org.

Sincerely,



Mark Latham
Founder, VoterMedia.org

cc via email:
- Ronald Mueller (for Amazon)
- Kevin Heilenday (for Amazon)
- James McRitchie (Proponent)
- Myra Young (Proponent)

#3601 – 1328 Pender Street, Vancouver, B.C., Canada V6E 4T1 • Tel (604) 806-0652 • mark@votermedia.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

January 22, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of James McRitchie and Myra Young
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from James McRitchie and Myra Young, naming Mark Latham as their designated representative (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> THEREFORE BE IT RESOLVED that Amazon.com, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Amazon 2014 annual shareowners meeting, with the following features:
>
> - The competition would be announced and open for entries no later than six months after the Amazon 2013 annual shareowners meeting. To insulate advisor selection from influence by Amazon's management, any person or organization could enter by paying an entry fee of $2,000, and providing their name and website address. Each entry would be announced publicly, promptly after it is received. Entries' names and website addresses (linked) would be shown promptly on a publicly accessible Amazon website page, in chronological order of entry. Entry deadline would be a reasonably brief time before Amazon begins to print and send its 2014 proxy materials.
>
> - The competition would offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000.
>
> - Winners would be determined by shareowner vote on the Amazon 2014 proxy. The Amazon Board would include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Amazon shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Amazon shareowners. Prizes of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice)." Then the name and website address of each advisor entered would be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes would get first prize, and so on.
>
> - It would be expected that each proxy advisor would publish advice on its website regarding the Amazon 2014 proxy, but there would be no formal requirement to do so. The incentive to win shareowner voting support

and maintain the advisor's reputation would be considered sufficient motivation for giving quality advice.

- The Amazon filing that reports the final 2014 proxy voting results would show the number of shares voted for each proxy advisor.
- The decision of whether to hold such a competition in subsequent years would be left open.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(8) because the Proposal may affect the outcome of the election of the Company's directors.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations By Attempting To Micro-Manage The Company.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.
Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide

how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

While the Proposal raises the policy issue of encouraging a proxy advisor to render advice on matters to be voted upon by the Company's shareholders, it requires the Company's board of directors (the "Board") to adopt a highly specific process in an attempt to advance this policy. The Proposal dictates not only the overall method by which proxy advisors will be evaluated—through a "competition"—but also a number of precise details on how the Proposal is implemented, including:

- The date by which the proxy advisor competition would be "announced and open for entries";

- The amount of the entry fee, $2,000, to be paid by the entrants, as well as the specific information that entrants would need to provide to enter the competition ("their name and website address");

- The requirement for the Company to announce "[e]ach entry . . . publicly, promptly after it is received";

- The method, timing and manner in which the Company would need to provide a readily accessible list of contestants ("Entries' names and website addresses (linked) would be shown promptly on a publicly accessible Amazon website page, in chronological order of entry");

- The means by which the advisors' information on Amazon would be made available to Amazon shareholders (via each advisor's website), and the language that the Company would have to use to direct shareholders to that information;

- The specific dollar amounts of the prizes (presumably to be paid by the Company) to contestants that finish in first, second, third and fourth place; and

- The exact language to be included on the Company's form of proxy, including an invitation to visit the entrants' websites, a listing of the prize amounts and a

> requirement for the Company to list "in chronological order of entry" "the name and website address of each advisor."

The Proposal thus seeks to "micro-manage" matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. Indeed, the Proposal embodies the type of detail that the Commission has stated raises concerns over micro-management, a proposal that "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.* The Proposal demonstrates the basis for the Commission's determination that such proposals are not proper under Rule 14a-8(i)(7), as the level of detail specified in the Proposal raises a host of issues that shareholders are not well positioned to address through a For or Against vote on the Proposal. For example, the Proposal is based on the premise that shareholders "could benefit from greater competition in the market for professional proxy voting advice." However, the Proposal offers no support for the proposition that "professional" and legitimate proxy advisors would be interested in paying $2,000 to participate in a competition, nor that the specific cash prizes specified in the Proposal ($20,000, $15,000, $10,000, and $5,000, respectively) would be sufficient to induce such advisors to freely publish advice that they currently sell through subscription. If a competition such as the competition prescribed by the Proposal were to take place, it would be the province of management, and not of shareholders placing a single For or Against vote on the Proposal, to determine the specific mechanics of the competition, such as the amount of Company funds to award to the winning entrants, how best to use the Company's website to publicize the competition, and what language to include on the Company's form of proxy.

The Staff has consistently concurred that shareholder proposals that—similar to the Proposal—attempt to micro-manage a company by providing specific details dictating procedures are excludable under Rule 14a-8(i)(7). In this respect, the Proposal is comparable to the proposal that was considered in *General Electric Co.* (avail. Jan. 25, 2012, *recon. denied* Apr. 16, 2012), which recommended that the company's board of directors adopt a highly specific procedure for evaluating director performance. The company argued that the proposal sought to micro-manage the company because it set forth: (i) the specific date for determining which directors are subject to the evaluation process, (ii) the tenure standard for determining which directors are subject to the evaluation process, (iii) who performs the evaluation process, (iv) what scale is used for evaluating directors, including the high and low end of the scale, (v) the timing of the evaluation process and (vi) an arbitrary means for resolving certain potential outcomes under the prescribed process. The Staff concurred with the company's argument that such specificity in the proposal amounted to micro-managing the company, and thus that the proposal could be excluded under Rule 14a-8(i)(7). *See also Duke Energy Carolinas, LLC* (avail. Feb. 16, 2001) (Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) which recommended to the company's board of directors that they take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and to limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by a certain year); *Marriott International Inc.* (avail. Mar. 17, 2010) (Staff concurred that a shareholder proposal to install and test low-flow shower heads in some of the company's hotels amounted to micro-managing the company by requiring the use of specific technologies); *Ford Motor Co.* (avail. Mar. 2, 2004) (Staff concurred with the exclusion of a proposal requesting that the company publish a report about global warming/cooling, where the report was required to include details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits).

The Proposal contains precisely the types of intricate detail that led the Staff to concur with the exclusion of the proposals discussed above. The Proposal's specific prize payments, entry fee amount, specification of the order in which entrants should be listed on the Company's website and proxy card and other details as previously noted amount to an attempt to micro-manage the Company similar to the proposals discussed above. Consistent with the 1998 Release and Staff precedent, the Proposal may be excluded, pursuant to Rule 14a-8(i)(7), as a matter of the Company's ordinary business operations because it attempts to micro-manage the Company.

II. The Proposal May be Excluded Under Rule 14a-8(i)(8)(v) Because The Proposal Could Affect the Outcome Of The Election Of The Company's Directors.

The Proposal is excludable pursuant to Rule 14a-8(i)(8), which permits the exclusion of shareholder proposals that "(i) [w]ould disqualify a nominee who is standing for election; (ii) [w]ould remove a director from office before his or her term expired; (iii) [q]uestions the competence, business judgment, or character of one or more nominees or directors; . . . or (v) [o]therwise could affect the outcome of the upcoming election of directors." The purpose of the exclusion is to ensure that the shareholder proposal process is not used to circumvent more elaborate rules governing election contests. As the Commission has stated, "the principal purpose of this grounds for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules . . . are applicable thereto." Exchange Act Release No. 12598 (July 7, 1976).

The Staff has previously concurred with the exclusion of a shareholder proposal that is comparable to the instant Proposal and was also submitted by the same Proponents. In

Equus II Inc. (avail. Feb. 24, 2000) ("*Equus II 2000*"), the Staff concurred with the exclusion of a proposal calling on the company to hire a proxy advisory firm to be chosen by shareholder vote with the purpose of providing voting recommendations to the company's shareholders. The company argued, among other things, that the proposal "appears to contemplate that the nominees for director at future shareholder meetings, whether contested or uncontested, would be evaluated by the proxy advisory firm, which would provide some recommendation as to an individual director's suitability." The Staff agreed that the proposal could be excluded under Rule 14a-8(i)(8).

The following year, the Proponents submitted a revised proposal to Equus II Inc. including language intended to avoid the outcome of *Equus II 2000*. Specifically, in *Equus II Inc.* (avail. Mar. 6, 2001) ("*Equus II 2001*"), the Proponents again called on the company to employ a proxy advisor to make voting recommendations to the company's shareholders. However, in *Equus II 2001*, the proposal *explicitly excluded director elections* from the information solicited from the proxy advisor; the proposal stated that "[t]he winning advisor . . . would make advice freely available to all Company shareowners for the subsequent year on all matters put to shareowner vote, *except director elections (excluded to satisfy SEC rule 14a-8(i)(8))*" (emphasis added). Equus II Inc.'s subsequent no-action request did not argue that the revised proposal was excludable under Rule 14a-8(i)(8).

Like the proposal in *Equus II 2000*, the Proposal contemplates that the future director nominees, whether contested or uncontested, would be evaluated by the proxy advisory entrants to the proxy advisor contest. The goal of the Proposal is for proxy advisory firms to give public advice "on the voting items in the proxy filing for the Amazon 2014 annual shareowners meeting," and nothing in the Proposal excludes the annual election of directors from the agenda items that the advisory firms would address. Further, the Proposal's supporting statement explicitly seeks to assist shareholders who "lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations." Since the Proposal encourages proxy advisors to help the Company's shareholders make voting decisions that may not follow directors' recommendations, it implicitly encourages votes in opposition to the director candidates nominated by management. Finally, the Proposal cites a website address for an article that states in its opening paragraphs that implementing an arrangement such as that advocated in the Proposal would affect "voting influence on director elections." Unlike the proposal in *Equus II 2001*, the Proposal does not specify that the proxy advisors would not provide advice on director elections. As a result, the Proposal could affect the outcome of director elections.

Accordingly, consistent with the 1998 Release and the Staff precedent described above, the Proposal may be excluded pursuant to Rule 14a-8(i)(8)(v) because it could affect the outcome of the election of the Company's directors.[1]

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Sarah Dods, the Company's Senior Corporate Counsel, at (206) 266-3192.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Sarah Dods, Amazon.com, Inc.
James McRitchie
Myra Young
Mark Latham, VoterMedia.org

101435042.9

---

1 Although we recognize that the current text of Rule 14a-8(i)(8)(v) refers to proposals that could "affect the outcome of the *upcoming* election of directors" (emphasis added), we believe the Proposal is excludable, consistent with *Equus II 2000*. The Commission in amending Rule 14a-8(i)(8) to its current form stated that its intent was to cause private ordering proxy access proposals not to be excludable, but "the amendments do not change the manner in which Rule 14a-8(i)(8) has been, and will continue to be, interpreted by the staff with respect to other types of proposals." Securities Act Release No. 33-9136 (Aug. 25, 2010).

GIBSON DUNN

EXHIBIT A

VoterMedia.org

Media for voters, funded by voters

Mr. Jeffrey P. Bezos
Chairman of the Board
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

Via express mail; and email to: ir@amazon.com

November 29, 2012

Dear Mr. Bezos,

Please find attached the cover letter and Rule 14a-8 proposal from James McRitchie and Myra Young, and the letter from their broker, TD Ameritrade, confirming their ownership of Amazon shares. As requested in their cover letter, I look forward to any correspondence with Amazon representatives regarding this proposal.

Sincerely,



Mark Latham
Founder, VoterMedia.org

cc:
Secretary of Amazon.com
Amazon.com, Inc.

Mark Latham, #3601 – 1328 Pender Street, Vancouver, B.C., Canada V6E 4T1 • Tel (604) 806-0652 • mark@votermedia.org

James McRitchie & Myra Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey P. Bezos
Chairman of the Board
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

Via express mail; and email to: ir@amazon.com

November 29, 2012

Dear Mr. Bezos,

We hereby submit our attached Rule 14a-8 proposal, in order to support the long-term performance of our company. Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied title and layout, is intended to be used for definitive proxy publication. This is our proxy for Mark Latham and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to Mark Latham (phone: (604) 806-0652; address: 1328 West Pender Street, Suite 3601, Vancouver, B.C., Canada V6E 4T1) at:

mark@votermedia.org

to facilitate prompt and verifiable communications.

This letter does not cover proposals that are not Rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to mark@votermedia.org .

Sincerely,





11/29/2012

James McRitchie	Myra Young	Date

cc:
Secretary of Amazon.com
Amazon.com, Inc.

PROXY ADVISOR COMPETITION

WHEREAS some shareowners hire proxy advisors to help them vote in the best interest of their clients, but most do not;

WHEREAS many shareowners lack the time and expertise to make the best voting decisions, yet prefer not to always follow directors' recommendations;

WHEREAS shareowners could benefit from greater competition in the market for professional proxy voting advice;

THEREFORE BE IT RESOLVED that Amazon.com, Inc. shareowners request the Board of Directors, consistent with their fiduciary duties and state law, to hold a competition for giving public advice on the voting items in the proxy filing for the Amazon 2014 annual shareowners meeting, with the following features:

- The competition would be announced and open for entries no later than six months after the Amazon 2013 annual shareowners meeting. To insulate advisor selection from influence by Amazon's management, any person or organization could enter by paying an entry fee of $2,000, and providing their name and website address. Each entry would be announced publicly, promptly after it is received. Entries' names and website addresses (linked) would be shown promptly on a publicly accessible Amazon website page, in chronological order of entry. Entry deadline would be a reasonably brief time before Amazon begins to print and send its 2014 proxy materials.
- The competition would offer a first prize of $20,000, a second prize of $15,000, a third prize of $10,000, and a fourth prize of $5,000.
- Winners would be determined by shareowner vote on the Amazon 2014 proxy. The Amazon Board would include this voting item in that proxy: "Which of the following proxy advisors do you think deserve cash awards for the usefulness of information they have provided to Amazon shareowners? (You may vote for as many advisors as you like. See each advisor's website for their information for Amazon shareowners. Prizes, of $20,000, $15,000, $10,000 and $5,000 will be awarded to advisors based on the number of shares voted to approve the usefulness of their advice.)" Then the name and website address of each advisor entered would be listed in chronological order of entry, followed by check-boxes for approval, disapproval and abstention for each entry. The advisor receiving the most approval votes would get first prize, and so on.
- It would be expected that each proxy advisor would publish advice on its website regarding the Amazon 2014 proxy, but there would be no formal requirement to do so. The incentive to win shareowner voting support and to maintain the advisor's reputation would be considered sufficient motivation for giving quality advice.
- The Amazon filing that reports the final 2014 proxy voting results would show the total number of shares voted for each proxy advisor.
- The decision of whether to hold such a competition in subsequent years would be left open.

(Further information on proxy advisor competitions: "Proxy Voting Brand Competition," *Journal of Investment Management*, First Quarter 2007; free download at http://votermedia.org/publications.)

[end of shareowner proposal]

NOTES:

This proposal is believed to conform with SEC Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not Identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***



November 29, 2012

James McRitchie and Myra Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie and Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 125 shares of Amazon.com Incorporated (AMZN) since August 2, 2011, in your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. (DTC number 0188) is the clearinghouse for TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Resource Specialist
TD Ameritrade

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